

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

Via E-mail
Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 14, 2013**
> **File No. 333-191300**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Core Earnings, page 93

1. We note that you changed your definition of "Core Earnings" in the third quarter of 2013 and that you now exclude incentive compensation paid to your Manager and non-capitalized deal costs from the measure. In your disclosure, you state that "Core Earnings" is a non-GAAP measure of your operating performance excluding realized and unrealized gains or losses on your investments and adjusting the earnings from the consumer loan investments to a level yield basis. In light of this definition, it is unclear why you exclude incentive compensation as well as non-capitalized deal costs as these appear to be operating items. Please explain. Also tell us in more detail what "non-capitalized deal costs" represent and why you do not believe that these are part of your core operations. In addition, please clarify how the "Core Earnings" measure you disclose compares to the measure used to calculate incentive compensation to your Manager and expand your disclosure accordingly. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 441-3429 or Jessica Barberich at (202) 551-3782 if you have questions regarding the comment. Please contact Coy Garrison at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard B. Aftanas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP